UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

G&K SERVICES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361268105

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361268105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD FINK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,019,644

	6.	Shared Voting Power 97,132

	7.	Sole Dispositive Power 1,019,644

	8.	Shared Dispositive Power 97,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,776

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Exhibit A

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer G&K Services, Inc.
	(b)	Address of Issuer's Principal Executive Offices 5995 Opus Parkway, Suite 500 Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing Richard Fink
	(b)	Address of Principal Business Office or, if none, Residence 5995 Opus Parkway, Suite 500 Minnetonka, MN 55343
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 361268105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,116,776
(b) Percent of class: 5.5 percent pursuant to Rule 13d-3(c).
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

1,019,644 (Includes 947,169 shares of Class B Common Stock,

which are convertible into Class A Common Stock and options

to purchase 16,442 shares which are currently vested.)

(ii) Shared power to vote or to direct the vote 97,132
(iii)

Sole power to dispose or to direct the disposition of

1,019,644 (Includes 947,169 shares of Class B Common Stock,

which are convertible into Class A Common Stock and options

to purchase 16,442 shares which are currently vested.)

(iv) Shared power to dispose or to direct the disposition of 97,132

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)	Not Applicable
(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 13, 2003	/s/ Richard Fink
Richard Fink

EXHIBIT A

To Form 13G (Individual)

     The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship	Record Owner's	Number of Shares
to Reporting Person	Type of Ownership
Reporting Person	Indirect(1)	78,226(*)
Reporting Person	Indirect(2)	18,906(*)
Family Limited Partnership	Indirect(3)	371,676 Class B Shares
Spouse	Indirect	7,700

(1) As Co-Trustee of the David Robert Fink 1992 Trust.

(2) By The Richard and Beverly Fink Family Foundation.

(3) The Reporting Person has no voting or dispositive power.  However, he does retain a pecuniary interest in the shares.

* Included in the amount reported in Item 4(a).